UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s Restated Unaudited Pro Forma Consolidated Financial Statements for the year ended December 31, 2005.

EXPLANATORY NOTE

This Form 6-K, filed by Angiotech Pharmaceuticals, Inc., contains restated pro forma financial statements (the “Pro Forma Statements”) for the year ended December 31, 2005 relating to the acquisition of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. (“AMI”) that were previously filed by Angiotech on Form 6-K on March 21, 2006.  The Pro Forma Statements have been restated to account for restatements made in the historical financial statements of AMI and to reflect a revision in Angiotech’s purchase price allocation for AMI for updates to assumptions used in the preparation and initial filing of the Pro Forma Statements.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.  In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of American Medical Instruments Holdings, Inc. and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of American Medical Instruments Holdings, Inc.  Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

October 24, 2006

By      /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments attributable to the acquisition of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. (“AMI”) by us (the “Acquisition”) to the historical audited consolidated financial statements of Angiotech and AMI. The unaudited pro forma consolidated statement of income for the year ended December 31, 2005 gives effect to the Acquisition Transactions (defined below) as if they had occurred on January 1, 2005. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition Transactions as if they had occurred on December 31, 2005. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial statements.

The Acquisition Transactions include:

•

acquisition of 100% of the outstanding shares of AMI by Angiotech for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.9 million in cash sourced from our short-term and long-term investments;

•

the incurrence of $350 million of long-term debt under the term loan portion of a senior credit facility;;

•

the issuance of $250 million of our senior subordinated notes; and

•

estimated fees and expenses of $27 million related to the Acquisition Transactions.

The unaudited pro forma consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistent with those used in, and should be read in conjunction with, the historical audited consolidated financial statements and related notes of Angiotech for the year ended December 31, 2005 which were furnished to the SEC on a Form 6-K on March 2, 2006 and AMI’s restated historical audited consolidated financial statements  for the year ended December 31, 2005 which were furnished to the SEC on Form 6-K on October 24, 2006.

The pro forma adjustments for the Acquisition Transactions relating to fees and expenses, debt issuance costs, interest expense and the purchase price equation are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The pro forma adjustments for the Acquisition Transactions described in the accompanying notes will be made as of the closing date of the Acquisition Transactions and may differ from those reflected in these unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the Acquisition Transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of income data or other financial data as of any future date or any future period.

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2005

(in thousands of U.S.$)	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc.	Pro Forma Adjustments	Pro Forma Combined
ASSETS		Restated (Note 5)	(Note 3)
Current
Cash and cash equivalents	$ 62,163	$ 4,403	$ 600,000 (a)	$ 63,013
			(600,000) (b)
			(3,553) (b)
Short-term investments	133,279	-	(85,952) (b)	47,327
Accounts receivable	3,377	24,076	16,600 (b)	44,053
Inventories	786	27,501		28,287
Assets held for sale	5,508	-		5,508
Deferred income taxes	1,703	2,029		3,732
Other current assets	2,056	2,612		4,668
Total current assets	208,872	60,621	(72,905)	196,588
Long-term investments	170,578	-	(128,941) (b)	41,637
Property and equipment	11,042	41,897	6,603 (b)	59,542
Intangible assets	45,447	48,024	143,576 (b)	237,047
Goodwill	46,071	70,122	532,223 (b)	648,416
Deferred financing costs	-	827	(827) (b)	18,385
			18,385 (a)
Deferred income taxes	11,350	-		11,350
Other assets	1,334	281	(281) (b)	1,334
	$ 494,694	$ 221,772	$ 497,833	$ 1,214,299
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 19,187	$ 21,885	3,379 (b)	$ 44,451
Income taxes payable	6,738	-		6,738
Deferred income taxes	-	-	6,230 (b)	6,230
Deferred revenue – current portion	1,630	-		1,630
Long-term debt – current portion	-	7,500	(7,500) (a)	3,500
			3,500 (a)
Total current liabilities	27,555	29,385	5,609	62,549
Long-term debt	-	103,336	(103,336) (a)	596,500
			596,500 (a)
Deferred revenue	1,632	-		1,632
Deferred income taxes	-	22,043	64,644 (b)	86,687
Other long-term liabilities	2,827	36,541	(34,957) (h)	4,411
	4,459	161,920	522,456	688,835
Stockholders’ equity
Share capital	463,639	-	-	463,639
Additional paid in capital	21,929	24,232	(24,232) (b)	21,929
Retained earnings (accumulated deficit)	(45,607)	6,229	(6,229) (b)	(45,607)
Accumulated other comprehensive income	22,719	6	(6) (b)	22,719
Total stockholders’ equity	462,680	30,467	(30,467)	462,680
	$ 494,694	$ 221,772	$ 497,833	$ 1,214,299
See accompanying notes to the restated unaudited pro forma consolidated financial statements.

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31, 2005

(in thousands of U.S.$, except share and per share data)	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc.	Pro Forma Adjustments	Pro Forma Combined
REVENUE		Restated (Note 5)	(Note 3)
Royalty revenue	$ 189,203	$ -		$ 189,203
Product sales	5,334	174,650		179,984
License fees	5,111	-		5,111
	199,648	174,650		374,298
EXPENSES
License and royalty fees	28,345	-		28,345
Cost of goods sold – product sales	5,653	83,144	(1,151) (f)	87,646
Research and development	31,988	3,341		35,329
Selling, general and administration	37,837	56,812	(6,030) (f)	89,843
			1,224 (g)
Depreciation and amortization	9,540	-	24,731 (f)	35,032
			761 (f)
In-process research and development	54,957	-		54,957
Gain on sale of intellectual property	-	(10,121)		(10,121)
	168,320	133,176	19,535	321,031
Operating income	31,328	41,474	(19,535)	53,267
Other income (expenses):
Foreign exchange gain	1,092	-		1,092
Investment and other income (expense)	10,006	(17,131)	(6,339) (e)	4,008
			221 (c)
			17,251 (h)
Interest expense	-	(8,718)	8,939 (c)	(39,364)
			(221) (c)
			(39,364) (d)
Write-down of investment	(5,967)	-	-	(5,967)
Total other income (expenses)	5,131	(25,849)	(19,513)	(40,231)
Income from continuing operations before income taxes	36,459	15,625	(39,048)	13,036
Income tax expense (recovery)	28,055	9,265	(20,178) (i)	17,142
Net income (loss) from continuing operations	$ 8,404	$ 6,360	$ (18,870)	$ (4,106)

Pro forma basic and diluted net loss from continuing operations per common share				(0.05)
Basic and diluted weighted average number of common shares outstanding (in thousands)				84,121
See accompanying notes to the restated unaudited pro forma consolidated financial statements.

NOTES TO THE RESTATED UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements give effect to the Acquisition for cash consideration of $787.9 million plus estimated transaction costs of $27 million.  Angiotech financed the transaction with a combination of long-term debt obligations, including the incurrence of $350 million of indebtedness under the term loan portion of the Company’s new senior credit facility, net proceeds from the issuance of $250 million of the Company’s senior subordinated notes, and existing cash on hand of $214.9 million.

The unaudited pro forma consolidated financial statements are prepared in accordance with U.S. GAAP and include:

•

an unaudited pro forma consolidated balance sheet as at December 31, 2005 which reflects the Acquisition Transactions as if they occurred on December 31, 2005; and

•

an unaudited pro forma consolidated statement of income for the year ended December 31, 2005 which reflects the Acquisition Transactions as if they occurred on January 1, 2005.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical audited consolidated financial statements and the related notes of Angiotech.  In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Acquisition Transactions had occurred on the dates noted above.  In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition Transactions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Angiotech and AMI as set forth in their historical audited consolidated financial statements.

3.   PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements give pro forma effect to the following:

(a)

Incurrence of $600 million of long-term debt to finance the Acquisition including the incurrence of $350 million of indebtedness under the term loan portion of the Company’s new senior credit facility and the net proceeds from the issuance of $250 million of the Company’s senior subordinated notes.  Debt financing costs are estimated to be $18.4 million.

The cash sources and uses of funds in connection with the Acquisition Transactions are as follows:

Sources of Funds	Amount (In thousands U.S.$)	Uses of Funds	Amount (In thousands U.S.$)
Cash from existing short-term investments	$ 85,952	Cash paid to AMI stockholders	$ 672,056
Cash from existing long-term investments	128,941	Cash paid to discharge existing AMI debt	115,869
Term loan facility	350,000	Acquisition costs	8,583
Senior subordinated notes	250,000	Financing costs	18,385
Total sources	$ 814,983	Total uses	$ 814,983

(b)

The Acquisition will be accounted for under the purchase method of accounting at closing with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations.

The purchase price will be assigned to the specific assets acquired and liabilities assumed based on fair values at closing.  Certain components of the asset valuations are subject to independent valuation.  Accordingly, the allocation set out below is preliminary and may be materially different from the actual closing amounts.

Based on the preliminary estimated fair values of the assets and liabilities of AMI at December 31, 2005, the purchase price of $787.9 million plus $8.6 million of estimated acquisition costs would be allocated as follows:

(in thousands U.S.$)
Current assets	$ 73,668
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	602,345
Current liabilities	(25,104)
Deferred income tax liabilities	(92,917)
Other long-term liabilities	(1,584)
Total estimated purchase price	$ 796,508

For the year ended December 31, 2005, the stockholders’ equity of AMI, including paid in capital of $24.2 million, retained earnings of $6.2 million and accumulated other comprehensive income of $6,000, has been eliminated on consolidation.

The estimated intangible assets of $793.9 million acquired in the Acquisition will be allocated between goodwill and other identifiable intangible assets.  Such allocation will be dependent on an external valuation, completion of management’s analysis of the intangible assets acquired and other relevant market factors.  For the purpose of the pro forma financial statements, the intangible assets have been allocated $602.3 million to goodwill and $191.6 million to identifiable intangible assets.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets.

(c)

Elimination of AMI interest expense of $8.9 million as a result of the repayment of AMI debt and reclassification of AMI interest income of $221,000.

(d)

Recognition of pro forma interest expense of $39.4 million relating to the debt incurred by Angiotech to finance the Acquisition, calculated as follows:

(in thousands U.S.$)	Pro Forma Interest Expense
$350,000 senior term loan facility	$ 17,034
$250,000 senior subordinated notes	19,375
Revolving credit facility commitment fees	380
Amortization of debt issuance costs	2,575
Total pro forma interest expense	$ 39,364

(e)

Reduction of Angiotech investment income of $6.3 million due to the use of $214.9 million of cash on hand to finance the Acquisition using Angiotech’s average 2005 investment yield of 2.9%.

(f)

Recognition of incremental depreciation and amortization expense of $18.3 million relating to fair market value of identifiable intangible assets and property, plant and equipment acquired.  Depreciation and amortization expense has been calculated using an estimated average useful life of 7.75 years for intangible assets and an average useful life of 4.6 years for property, plant and equipment as follows:

(in thousands U.S.$)	Pro Forma Depreciation and Amortization Expense Adjustment
Fair market value of identifiable intangible assets acquired	$ 191,600
Amortization expense for the year using estimated life of 7.75 years	24,731
Less: Reversal of AMI amortization expense included in cost of goods sold	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(6,030)
Net pro forma adjustment to amortization expense	17,550

Fair market value of property, plant and equipment acquired	$ 48,500
Less: Book value of property, plant and equipment acquired	(41,897)
Excess of fair market value of property, plant and equipment acquired over book value	6,603
Less: Amount relating to non-depreciable assets	(3,081)
Total depreciable balance	3,522
Net pro forma adjustment to depreciation expense using estimated life of 4.6 years	761
Net pro forma adjustment to depreciation and amortization expense	$ 18,311

(g)

Recognition of additional stock-based compensation expense of $1.2 for AMI Replacement Options for the year ended December 31, under the fair value provisions of Standards of Financial Accounting Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” adopted by Angiotech, effective January 1, 2006.

Upon closing of the Acquisition, the vesting of certain AMI options accelerates in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on pro forma stock-based compensation expense has not been reflected in these unaudited pro forma consolidated financial statements.

(h)  Elimination of AMI non-cash expense of $17.3 million relating to a change in fair value of warrant liabilities for the year ended December 31, 2005

(i)   Net reduction of provision for income taxes of $20.2 million relating to the net changes to interest expense, reduction of interest income, incremental amortization of intangible assets, incremental depreciation of property, plant and equipment and stock-based compensation described in notes 3(c), (d), (e), (f) and (g).  The effects on the provision for income taxes were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% for the adjustments relating to Angiotech and 39.8% for the adjustments relating to AMI.

4.   OTHER PRO FORMA INFORMATION

For the year ended December 31, 2005, pro forma capital expenditures amounted to $7.3 million, inclusive of a $1.0 million deposit for the purchase of property, and pro forma cash taxes amounted to $8.2 million.

5.

RESTATEMENT

The historical AMI financial statements have been restated to give effect to the correction of errors relating to (i) the accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) the accounting for warrants issued by AMI as a liability and (iii) accounting for the effects of changes in a debt instrument which occurred in 2004.  For additional information, see note 2 of the AMI restated consolidated financial statements for the year ended December 31, 2005.